UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 1)

RES-CARE, INC.

(Name of Subject Company)

RES-CARE, INC.

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

760943100

(CUSIP Number of Class of Securities)

David W. Miles

Res-Care, Inc.

9901 Linn Station Road

Louisville, Kentucky 40223

(502)394-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan K. MacDonald

Frost Brown Todd, LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40202

(502)589-5400

This statement is filed in connection with (check the appropriate box):

☐    The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐            The filing of a registration statement under the Securities Act of 1933.

☒          A tender offer.

☐            None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$340,766,962	$24,294.22

*                      Estimated for purposes of calculating the filing fee. Calculated by multiplying (i) 25,715,653, which is the difference between 29,415,653, the number of shares of common stock, no par value (“Shares”), of Res-Care, Inc. (“ResCare” or, the “Company”) outstanding as of September 30, 2010, and 3,700,000, which is the number of Shares beneficially owned by Onex Corporation and its affiliates by (ii) $13.25, which is the per Share tender offer price.

**               The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .0000713.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,294.22

Form or Registration No.: Schedule TO

Filing Party: Onex Rescare Acquisition, LLC

Date Filed: October 7, 2010

This Amendment No. 1 to Schedule 13E-3 amends and supplements the Transaction Statement on Schedule 13E-3 (as amended from time to time, the “Schedule 13E-3” or the “Transaction Statement”) originally filed by ResCare with the Securities and Exchange Commission (the “SEC”) on October 7, 2010, relating to the cash tender offer by Onex Rescare Acquisition, LLC, a Delaware limited liability company (“Purchaser”) and an affiliate of Onex Corporation (“Onex,” and together with Purchaser and their affiliates, the “Purchaser Group”), as disclosed in the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO that was originally filed by Purchaser with the SEC on October 7, 2010 and subsequently amended on October 13, 2010 and October 25, 2010 (the “Schedule TO”), to purchase all of the outstanding shares of common stock, no par value of ResCare (the “Shares”), other than Shares owned by the Purchaser Group or Rollover Shares (as defined in the Schedule TO), at a price of $13.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 7, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”). Capitalized terms used in this amendment without definition have the meanings set forth in the Schedule 13E-3.

This Amendment No.1 is being filed to reflect certain updates as reflected below.  Except as specifically noted herein, the information set forth in the Schedule 13E-3 remains unchanged.

Item 16.  Exhibits.

The purpose of this Amendment No. 1 is to file amended Exhibit 99.(c)(3).

(c)(3)	Presentation of Goldman Sachs & Co. to the Special Committee of the Board of Directors of ResCare, dated August 23, 2010, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Res-Care, Inc.

	By:	/s/ David W. Miles
David W. Miles
Executive Vice President &
Chief Financial Officer

Dated: October 25, 2010

EXHIBIT INDEX

(c)(3)	Presentation of Goldman Sachs & Co. to the Special Committee of the Board of Directors of ResCare, dated August 23, 2010, as amended.